VF 3/24/04

Act 3/22/04 * *

04016201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Service Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

RECD S.E.C.
MAR 2 2 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Vohrer 212-363-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William G. Vohrer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investor Service Center, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA PELAEZ
Notary Public, State of New York
No. 02PE6049337
Qualified In New York County
Commission Expires Oct. 10, 2006

Signature

CFO & Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Report of Independent Certified Public Accountants on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER
Certified Public Accountants

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of
WINMILL & CO. INCORPORATED)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2003

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors of
Investor Service Center, Inc.

We have audited the accompanying statement of financial condition of Investor Service Center, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Service Center, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Tait Weller & Baker

Philadelphia, Pennsylvania
January 23, 2004

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents ***(Note 2)***	$ 853,240
Investments ***(Note 3)***	6,486,668
Receivables from affiliated mutual funds	
Distribution fees	28,956
Transfer agent fees	9,000
Receivable from parent and affiliated companies	30,000
Prepaid expenses and other assets	24,617
Furniture and equipment, less accumulated depreciation of $141,386	4,668
Total assets	$7,437,149

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and other liabilities	$ 46,828
Payable to affiliated companies	150,809
Deferred tax liabilities ***(Note 5)***	486,200
Total liabilities	683,837
Stockholder's equity *(Note 4)*	
Common stock, $.01 par value	
1,000 shares authorized	
100 shares issued and outstanding	1
Additional paid-in capital	6,060,379
Retained earnings	692,932
Total stockholder's equity	6,753,312
Total liabilities and stockholder's equity	$7,437,149

See notes to statement of financial condition.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Investor Service Center, Inc. (the ***"Company"***) is a wholly-owned subsidiary of Winmill & Co. Incorporated ***("Winco")***. The Company, registered under the Securities Exchange Act of 1934 as a broker/dealer, markets shares of and provides distribution and shareholder services to certain registered investment companies managed by subsidiaries of Winco and engages in proprietary trading.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVESTMENTS

Investments are stated at market value.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over an estimated useful life of 3 - 10 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

INCOME TAXES

The Company files consolidated Federal, state and local income tax returns with Winco and certain other wholly-owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable Federal and state taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes."*** This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION – (Continued)

December 31, 2003

(2) CASH AND CASH EQUIVALENTS

A summary of cash and cash equivalents as of December 31, 2003 follows:

Cash	$ 57,527
Investment in affiliated money market fund	753,000
Investment in unaffiliated money market fund	42,713
	$853,240

(3) INVESTMENTS

Investments at December 31, 2003 consist of the following:

Affiliated funds (cost $4,437,569)	$5,381,226
Equity securities (cost $833,725)	1,105,442
	$6,486,668

Included in the investments in affiliated funds are investments of $3,540,045 (representing approximately 25% of the outstanding shares) in Bexil Corporation and $1,528,841 (representing approximately 20% of the outstanding shares) in Tuxis Corporation, both of which have received shareholder approval to change from registered investment companies to operating companies. Effective, January 6, 2004, the Securities and Exchange Commission issued an order declaring that Bexil Corporation had ceased to be a registered investment company under Section 8(f) of the Investment Company Act of 1940.

(4) NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is a member firm of the National Association of Securities Dealers, Inc. *("NASD")* and is registered with the Securities and Exchange Commission as a broker/dealer. Under its membership agreement with the NASD, the broker/dealer must maintain net capital, as defined, of not less than $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2003, the Company had net capital, as defined, of approximately $5,592,500, which exceeded its net capital requirement of $100,000 by approximately $5,492,500. The ratio of aggregate indebtedness to net capital was approximately 0.04 to 1.

(5) INCOME TAXES

Deferred tax liabilities are comprised of the following at December 31, 2003:

Unrealized gains on investments	$486,200